Class Action Certified To Proceed to Trial

MONCTON, JANUARY 21, 2019: A class action was certified against Organigram Inc. (the “Company” or “Organigram”) and its parent company Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), a leading licensed producer of cannabis in Canada, on Friday, January 18, 2019.

Certification is not a decision on the merits of the lawsuit, but simply deals with the proper procedure for a lawsuit, which allows it to continue to the next stage. The Company is reviewing the decision to determine whether it will appeal. The Company intends to vigorously defend itself against this class action.

The lawsuit was filed with the Supreme Court of Nova Scotia on behalf of class members who purchased medical cannabis that was the subject of the Company’s voluntary product recalls in December 2016 and January 2017.

The lawsuit deals with the reimbursement of funds paid for the cannabis purchased by medical customers in 2016. Organigram has already voluntarily reimbursed many of its customers for this recall via a comprehensive credit and refund program. Organigram has insurance to cover the cost of legal fees associated with the defense of the class action. Insurance coverage may also cover some or all of any monetary damages associated with any resolution of this matter. While the ultimate outcome of any Court process is difficult to ascertain, Organigram management does not anticipate that the class action (including the resolution thereof) will impact its business or operations in any material manner.

Some of that cannabis subject to the Company’s voluntary product recalls in December 2016 and January 2017 contained trace elements of one or two pesticides not approved for use by Licensed Producers. The lawsuit also contains allegations of adverse health effects from the product. The Court noted that it will be up to the plaintiffs to prove that trace elements of these pesticides can cause any adverse health effects and if so, it will be up to each individual to prove that the alleged health effects were actually caused by the cannabis. Health Canada issued the following clarification in Health Canada on myclobutanil and cannabis, on March 9, 2017:

“Here are the facts. When the cannabis plant is combusted, a number of compounds are produced, including very low amounts of hydrogen cyanide. Health Canada's analysis of the recalled cannabis products show that the trace levels of myclobutanil that were present would have produced a negligible amount of additional hydrogen cyanide upon combustion, in comparison to the levels already produced by marijuana alone. Specifically, the level of cyanide from the burning of myclobutanil found on the cannabis samples is more than 1000 times less than the cyanide in cannabis smoke alone, and is 500 times below the acceptable level established by the U.S. National Institute for Occupational Safety and Health. As such, the risk of serious adverse health consequences resulting from the inhalation of combusted myclobutanil in the recalled cannabis products was determined by Health Canada to be low.”

Source: https://www.canada.ca/en/health-canada/news/2017/03/clarification_fromhealthcanadaonmyclobutanilandcannabis.html

Organigram’s Commitment to Quality

Every day, the Organigram team earns customers’ confidence and trust through the production of high quality products. Since the voluntary product recall, the Company has worked diligently to incorporate the seven critical steps that were communicated as a result of the Company’s internal review process, found at www.organigram.ca/safety:

  100% of the product sold by Organigram undergoes comprehensive testing for pesticides at a third-party, Health Canada approved laboratory;

  Results of this testing via a Certificate of Analysis is provided with each order to provincial and private retailers across Canada;

  As part of the Company’s ongoing commitment to patient safety, registered Organigram patients have access to the Certificates of Analysis for all product available for sale on the Company’s website;

  Oranigram has also incorporated a robust vetting process for all external suppliers;

  The Company conducts regular spot-checks on all incoming materials;

  Oranigram has also implemented a robust security process supported with full video monitoring ability; and

  The Company has developed a comprehensive training and onboarding process for all new members of the Organigram team.

As a result of these enhancements, the Company has quickly evolved into a leader in product quality, as evidenced by winning ‘Best Sativa’ at the 2017 Canadian Cannabis Awards. The Company continues to work on process enhancements and innovations with an unwavering focus on product quality, most recently demonstrated by being the first Canadian licensed producer to include humidity control units in all pack sizes of dried flower for both adult recreational use consumers and medicinal patients.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations inquiries, please contact:

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca
(416) 661-0947

For Media inquiries, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653